UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Medalist Diversified REIT, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
58403P 105
(CUSIP Number)

Scott Moss, Esq. Lowenstein Sandler LLP 1251 Avenue of Americas New York, New York 10020 (646) 414-6874
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58403P 105
1	Names of Reporting Persons Virginia Birth-Related Neurological Injury Compensation Program
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Virginia

NUMBER OF	7 Sole Voting Power:	801,228
SHARES BENEFICIALLY	8 Shared Voting Power:	0
OWNED BY
EACH REPORTING	9 Sole Dispositive Power:	801,228
PERSON WITH	10 Shared Dispositive Power:	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:	801,228
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 4.9%*
14	Type of Reporting Person (See Instructions): OO

*The reported beneficial ownership percentage is based on 16,266,148 shares of Common Stock outstanding as of November 12, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on December 11, 2018, as amended by Amendment No. 1 to the Schedule 13D on April 23, 2021 and Amendment No. 2 to the Schedule 13D on October 21, 2021. This Schedule 13D, as amended and restated (the “Schedule 13D”), relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Medalist Diversified REIT, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive office is located at 1051 E. Cary Street, Suite 601, James Center Three, Richmond, Virginia 23219. Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended and restated as follows:

(a-b)  All percentages set forth in this Schedule 13D are based 16,266,148 shares of Common Stock of the Issuer outstanding as of November 12, 2021. The information set forth in Rows 7-13 of the Cover Page of this Schedule 13D is hereby incorporated herein by reference.

(c)  Except as otherwise set forth herein, the Reporting Person has not effected any transactions in the Common Stock during the past sixty (60) days.

(d)  No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock beneficially owned by the Reporting Person.

(e)  The Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the issued and outstanding Common Stock on February 10, 2022.

The following table details the transactions by the Reporting Person in Common Stock or securities exchangeable for Shares during the period commencing sixty (60) days prior to February 10, 2022 (the “Effective Date”), and from the Effective Date through the date hereof:

Date	Price	Type of Transaction	Number of Shares
January 7, 2022	$1.0515	Open Market Sale	50,000
February 10, 2022	$1.0286	Open Market Sale	50,000

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2022

/s/ George Deebo
George Deebo
Executive Director

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).